March 12, 2007

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

Washington, DC 20549

Attn:	Melissa Hauber
Larry Spirgel
Carlos Pacho

Re:	BigBand Networks, Inc.
Registration Statement on Form S-1
File No. 333-139652

Acceleration Request

Requested Date: Requested Time:	March 14, 2007 4:00 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BigBand Networks, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-139652) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable or at such later time as the Company may request by telephone to the Securities and Exchange Commission (the “Commission”). The Company also requests that the registration statement on Form 8-A filed with the Commission on March 8, 2007 be declared effective concurrently with the above-captioned Registration Statement. The Company hereby authorizes both Jeffrey D. Saper and Craig N. Lang of Wilson Sonsini Goodrich & Rosati, P.C., counsel for the Company, to make such request on our behalf.

In connection with the acceleration request, the Company hereby acknowledges that:

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should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, BIGBAND NETWORKS, INC.

By:	/S/ ROBERT E. HORTON
Robert E. Horton Vice President and General Counsel

cc:	Amir Bassan-Eskenazi

BigBand Networks, Inc.

Jeffrey D. Saper, Esq.

J. Robert Suffoletta, Esq.

Craig N. Lang, Esq.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

Christopher L. Kaufman, Esq.

Tad J. Freese, Esq.

Latham & Watkins LLP